July 9, 2025

VIA EDGAR

Amy Geddes

Joel Parker

Rucha Pandit

Donald Field

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PressLogic Inc.
Response to the Staff’s Comment on the Draft Registration Statement on Form F-1
Confidentially Submitted on May 9, 2025
CIK No. 0002058867

Dear Ms. Geddes, Mr. Parker, Mr. Pandit and Mr. Field:

On behalf of our client, PressLogic Inc., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 5, 2025 regarding the Company’s draft Registration Statement on Form F-1 confidentially submitted to the SEC on May 9, 2025 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting a revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Draft Registration Statement on Form F-1

Cover Page

1.	We note your disclosure that “PressLogic Inc. is a Cayman Islands holding company with no business operations of its own.” Please revise to expressly state that you are not a Chinese operating company. Additionally, clearly acknowledge that Chinese regulatory authorities could disallow this holding company structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Lastly, please provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 29 of the Revised Draft Registration Statement.

2.	Please provide on the prospectus cover page, as you do on page 4, a description of how cash is transferred through your organization. We also note your disclosure on page 4 that “[a]s of the date of this prospectus, no such dividends or distributions have been made to date from our Hong Kong or BVI subsidiaries to the holding company or the U.S. Investors, other than the distribution in specie in connection with the Restructuring.” Please revise page 4 to quantify the referenced distribution and its tax consequences and make conforming revisions where appropriate. Additionally, please revise page 4 and elsewhere as appropriate to clarify whether any transfers, dividends and distributions have been made by the holding company to its subsidiaries. In this regard, we note your disclosure on page 4 only addresses transfers from the subsidiaries to the holding company. Lastly, please ensure that the disclosure regarding cash transfers on the prospectus cover page and on page 4 is accompanied by a cross-reference to the consolidated financial statements.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 6 of the Revised Draft Registration Statement.

3.	Please revise the prospectus cover page, page 4, the summary risk factors and risk factors to clearly state whether there are limitations on your ability to transfer cash between you, your subsidiaries, or investors. In this regard, your disclosure on page 4 that “there are no restrictions or limitation under the laws of Hong Kong on the conversion of HK$ into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to PressLogic Inc.” is unclear on this point. On the prospectus cover page, provide a cross-reference to your discussion of this issue in your prospectus summary, summary risk factors, and risk factors sections, as well.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page, pages 3, 6 and 29 of the Revised Draft Registration Statement.

4.	To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries or investors, summarize the policies on the prospectus cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the prospectus cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Additionally, please provide a cross-reference on the prospectus cover page to the discussion of this issue in the prospectus summary.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 7 of the Revised Draft Registration Statement.

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Prospectus Summary

Overview, page 1

5.	Please revise to discuss your business in greater detail so that investors can get a better understanding of your business and operations.

In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the Revised Draft Registration Statement.

Summary of Risk Factors

Risks Related to Doing Business in Hong Kong, page 2

6.	Please revise your summary of risk factors to disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China or Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Lastly, please ensure that each summary risk factor related to your being a China-based issuer is accompanied with a cross-reference (title and page) to the relevant individual detailed risk factor.

In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the Revised Draft Registration Statement.

7.	We note your disclosure on pages 4 and 24 that “funds may not be available to support operations or for other uses outside of Hong Kong due to potential interventions or the imposition of restrictions by the PRC government on [y]our ability or that of our subsidiaries to transfer cash.” Please revise the summary of risk factors to also include this disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the Revised Draft Registration Statement.

Permission Required From Chinese Authorities for This Offering, page 3

8.	Please disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the company’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. With respect to each conclusion, explain how you arrived at such conclusions regarding regulatory permissions, approvals or denials as well as the basis for such conclusions. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. In this regard, we note that your existing disclosure and references to PRC counsel and their opinion is vague and should directly address the permission requirements from CSRC and CAC and their opinion with respect to such permission requirements.

In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Revised Draft Registration Statement.

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Our History and Corporate Structure, page 4

9.	Please revise the diagram of the company’s organizational structure to detail the pre and post-offering ownership amounts and voting power of your Class A and Class B ordinary shares. Please include enough detail so that investors can appreciate your dual-class structure.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 8 of the Revised Draft Registration Statement.

10.	Please revise the diagram of the company’s organizational structure to identify the minority shareholders and their percentage of shareholdings in Lead Famous Limited and Ample Advance Limited.

In response to the Staff’s comment, the Company has revised the disclosure on page 6 of the Revised Draft Registration Statement.

Implications of Being a Controlled Company, page 5

11.	We note your disclosure here as well as on the prospectus cover page and page 31 that you will be a controlled company following the offering. Please revise the prospectus summary to i) state, if true, that the controlling stockholder will have the ability to determine all matters requiring approval by stockholders including the election of directors, amendment of governing documents, and approval of major corporate transactions and ii) clarify, to the extent true, that in the event that you were to lose your “controlled company” status, you could still rely on the relevant listing exchange’s rules that permit a foreign private issuer to follow its home country requirements to some extent concerning corporate governance issues, including whether a majority of its board of directors must be independent. Please make conforming revisions to page 31 to the extent such disclosure is not already provided.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 37 of the Revised Draft Registration Statement.

Conventions which Apply to This Prospectus, page 6

12.	Please revise here to clearly include a definition of “China” and the “PRC” and clarify whether Hong Kong is excluded from such definition. In this regard, we note your disclosure on the prospectus cover page that “the legal and operational risks associated in mainland China may also apply to operations in Hong Kong,” but it is unclear whether you intend to exclude Hong Kong from your definition of China and the PRC. Additionally, to the extent you exclude Hong Kong from your definition of China and the PRC, please revise the prospectus cover page to more specifically discuss the applicable laws and regulations in Hong Kong as well as the related risks and consequences. As examples only, disclose how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact your ability to conduct your business, accept foreign investment or list on a U.S./foreign exchange.

In response to the Staff’s comment, the Company has revised the disclosure on page 10 of the Revised Draft Registration Statement.

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Risk Factors

Risks Related to Doing Business in Hong Kong, page 23

13.	Given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

In response to the Staff’s comment, the Company has revised the disclosure on page 29 of the Revised Draft Registration Statement.

Certain judgments obtained against us or our management, page 36

14.	We note your disclosure here and on page 42 that all of your directors and executive officers are “nationals or residents of jurisdictions other than the United States.” To the extent your directors and executive officers are located in the PRC or Hong Kong, please revise here and on page 42 to identify all relevant individuals.

In response to the Staff’s comment, the Company has revised the disclosure on pages 42 and 48 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations,

15.	Please describe, and quantify to the extent possible, any known trends and uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on your revenue or results of operations. Refer to Item 5 of Form 20-F. Also, please clarify whether inflation has had or is expected to have a material impact on your operations and results and, to the extent applicable, provide related risk factor disclosure.

The Company respectfully advises that it has disclosed the known trends and uncertainties that have had or that it reasonably expects will have a material favorable or unfavorable impact on our revenue or results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Key Factors Affecting Our Results of Operations” beginning on page 54. In response of the Staff’s comment, the Company has further quantified the impact of the material trends to the practicable. Please refer to the revisions on pages 54 to 56 of the Revised Registration Statement.

The Company respectfully advises that it does not anticipate inflation to have a material impact on our operations and results as it is engaging in online content marketing industry which is not sensitive to inflation compared to other industries such as manufacturing. The Company is able to pass along any significant increase in its related costs to its customers through the pricing model.

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Concentration Risk, page 58

16.	We note your disclosure here that “[f]or the year ended December 31, 2023, one supplier . . . accounted for 63.9% of our cost of revenue” and “[f]or the year ended December 31, 2024, the same supplier accounted for 60.7% of our cost of revenue.” To the extent you are materially dependent on this supplier, please disclose here and elsewhere as appropriate, the name of such supplier. Additionally, please revise the “Business” section to describe the material terms of any agreements entered into with the supplier and file such agreements as exhibits to the registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 23 and 67 of the Revised Draft Registration Statement to disclose the name of the supplier, which is Meta Platforms Ireland Ltd.

The Company respectfully submits that the agreements entered into with the supplier are not material contracts. The Company does not have any framework agreement with Meta. Instead, the Company typically places individual orders directly on the Meta platform with specified launch times, boosting periods, budgets, and target audiences or interests in its ordinary course of business. None of the individual orders accounted for more than 1% of the Company’s cost of revenue in 2023 and 2024. The Company has revised the disclosure on page 76 of the Revised Draft Registration Statement to clarify the above.

Business

Our Market Opportunity, page 59

17.	We note this section discusses projected CAGR growth rates across various market segments and includes representations regarding new growth opportunities. To the extent true, please revise to confirm that such projections and representations are derived from the Frost & Sullivan report. Alternatively, please revise to clearly disclose the sources of such statements.

In response to the Staff’s comment, the Company has revised the disclosure on page 68 of the Revised Draft Registration Statement.

Our Solutions, page 64

18.	We note your disclosure here that you offer the following services: (i) advertorial and editorial contents, (ii) newsfeeds contents, (iii) sponsorship, (iv) display advertisements, (v) influencer marketing and (vi) SaaS services. However, we note that for the fiscal years ended December 31, 2024 and December 31, 2023, you only generated revenue from your (i) digital marketing solutions, (ii) software-as-a-service and (iii) display banner services. With a view to providing investors with a balanced picture of your business and revenues, please clarify here, in the prospectus summary and elsewhere as appropriate, your revenue generating services and clearly describe which, if any, of your offered services constitute the revenue-generating category of “digital marketing solutions.” If any of your services described here are currently dormant or aspirational, or if you have not yet generated revenue from them, please make this clear in the disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on pages 68, 75 and 77 of the Revised Draft Registration Statement.

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SaaS Solution: MediaLens, page 67

19.	You reference that your platform leverages artificial intelligence and incorporates “advanced algorithms and software systems designed to optimize advertising and marketing efforts.” Please provide your definition of “artificial intelligence” in the context of your business and explain how it is used in your platform and differs from simple algorithmic code that automates processes in your platform. In addition, clarify whether your platform utilizes third-party artificial intelligence products or internally developed artificial intelligence processes. Additionally, please provide a more detailed discussion regarding the specific data points or types of data your artificial intelligence platform collects and utilizes and clarify whether your AI or machine learning models use outside data sources, such as publicly available datasets or from your other customers, or if they are closed-loop systems. Lastly, please include an appropriate risk factor addressing the material risks to your business, operations, and financial condition in connection with the use and development of products using generative artificial intelligence technology, as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 25 and 82 of the Revised Draft Registration Statement.

Principal Shareholders, page 83

20.	Please revise to identify the natural person(s) with voting and/or investment control over the shares held by Meitu Investment Ltd.

The Company respectfully submits that based on its knowledge and Meitu Inc.’s public disclosure, there is no natural person with voting and/or investment control over the Company’s shares held by Meitu Investment Ltd.

Related Party Transactions, page 85

21.	We note that the information in this section appears dated (i.e., as of December 31, 2024). Please revise to provide the required information as of and “up to the date of the document.” Refer to Item 7.B of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 95 of the Revised Draft Registration Statement.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

2.17 Revenue Recognition, page F-13

22.	We note from the presentation of the table on page 48 that your digital marketing solutions revenue category represents over 97% of total revenue in fiscal 2024, and that you earn revenue by the placement and delivery of digital advertisements in various forms, including articles, videos and other media, on behalf of partner brands on third party social media platforms such as Facebook, Instagram and your own websites. Please tell us how the process of ad content creation and placement occurs from contract procurement through advertising placement and revise your disclosures as necessary. Specifically address the following:

●	How contract terms and pricing are determined.
●	Whether you create content for your customers, content is brought to you by customers for placement only, or whether it varies from contract to contract and how that is considered in your analysis of whether you are principal or agent.
●	How you determine where and how often to place ads.
●	How you place ads with third parties, on your own website, and whether you use your own or third party programmatic advertising services software to do so. In this regard, tell us whether, in addition to the supply-side contracts you have with your advertising customers, you also have demand-side contracts with the third party websites from which you also earn revenue from content provision. That is, tell us whether you also operate as an ad exchange and how you earn revenue from such operations, if at all.

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How contract terms and pricing are determined.

The Company enters into service agreements with customers that clearly define the scope of services, fixed pricing, payment terms, and the respective responsibilities of each party. Pricing is primarily influenced by two factors: (i) the media profile selected for the campaign, and (ii) the complexity of the project.

●	Media Profile Selection: The Company operates nine distinct media brands, each with unique audience demographics and engagement levels. Profiles with larger audiences, higher engagement rates, or stronger brand positioning typically command higher pricing. Key determinants include metrics such as follower count, average reach, engagement rates, brand image, and content format (e.g., image, video, text).
●	Project Complexity: Pricing also reflects the level of effort required to execute the campaign. Simpler projects may involve minor adjustments to customer-provided content, while more complex projects require original ideation, full-scale video production, and customized targeting strategies. Projects with greater creative or operational demands necessitate increased resource allocation and therefore higher fees.

Whether you create content for your customers, content is brought to you by customers for placement only, or whether it varies from contract to contract and how that is considered in your analysis of whether you are principal or agent.

The content scope varies depending on the contract. The Company’s service offerings include either basic editing of customer-provided materials or end-to-end creative solutions—such as bespoke video production, editorial articles, and image content—developed by our internal project team in line with the customer’s campaign objectives.

Regardless of content origin, the Company is contractually obligated to deliver and publish the advertising content across third-party platforms (e.g., Facebook and Instagram) operated by the Company and its own websites. All advertising is published through accounts and channels owned or controlled by the Company.

In accordance with IFRS 15, the Company assesses whether it acts as a principal or agent by evaluating whether it controls the specified good or service before it is transferred to the customer. In these arrangements:

●	The Company maintains control over the advertising accounts and publishing channels.
●	The Company is responsible for managing the delivery and performance of the campaign.
●	The Company has discretion in establishing pricing for the services offered.
●	The Company bears the primary responsibility for fulfilling the contractual promise and assume associated risks.

Based on this assessment, the Company concludes that it acts as the principal in these transactions, regardless of whether the advertising content is created internally or provided by the customer. The defining factor is that the advertising service, including content publication and campaign execution, is controlled and delivered by the Company itself.

How you determine where and how often to place ads.

The determination of ad placement timing and frequency is primarily driven by the client’s marketing objectives and campaign requirements. Clients typically provide specific guidance regarding preferred launch dates, and campaign duration, which directly inform when and how often ads are placed.

Platform selection is also largely influenced by the client’s target audience and product characteristics, and is typically fixed at the time the service agreement is executed. For instance, parenting-related campaigns are often directed to be published on MamiDaily, the Company’s media brand focused on parenting content, to effectively reach the intended demographic.

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How you place ads with third parties, on your own website, and whether you use your own or third party programmatic advertising services software to do so. In this regard, tell us whether, in addition to the supply-side contracts you have with your advertising customers, you also have demand-side contracts with the third party websites from which you also earn revenue from content provision. That is, tell us whether you also operate as an ad exchange and how you earn revenue from such operations, if at all.

The Company places advertisements through two primary channels: (i) owned and operated social media accounts and (ii) the Company’s proprietary websites affiliated with each media brand.

1.	Social Media Advertising. Advertising content is published through the Company’s official social media accounts, including but not limited to Facebook Pages and Instagram profiles managed and controlled by the Company. Ads may take the form of organic content or sponsored posts. To enhance delivery effectiveness, the Company utilizes Meta Ads Manager, a third-party platform, to apply paid boosting and configure audience targeting parameters. Ad spend on Meta platforms is managed and funded by the Company as part of fulfilling its contractual obligations to clients.

2.	Website Advertising. The Company also operates websites under its media brands, offering digital ad inventory (e.g., display banners, sponsored content placements). Advertisements on its websites are either placed directly under client agreements or via third-party programmatic advertising platforms. In these cases, the Company participates on the supply side of the ecosystem, making its ad inventory available to demand-side platforms (DSPs) and advertisers.

The Company does not hold demand-side contracts with third-party websites, nor does the Company operate as an advertising exchange. The Company does not facilitate buying and selling of third-party ad inventory, nor does the Company act as an intermediary between advertisers and external publishers.

15. Related party transactions, page F-24

23.	Please clarify how the various amounts presented on page F-25 relate to the related party amounts in the financial statements.

In response to the Staff’s comment, the Company has revised the disclosure on page F-24 of the Revised Draft Registration Statement to ensure it is complete and provides greater clarity. Specifically, the updated disclosure enables a reconciliation between the total related party transaction amounts and the movement in “Due to related parties” as presented in the consolidated statements of cash flows. These revisions are intended to enhance the transparency and traceability of related party transactions throughout the financial statements.

General

24.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

The Company respectfully advises the Staff that neither it nor anyone authorized to do so on its behalf has presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company’s securities. The Company undertakes to provide to the Staff copies of any such written communications that it, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

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Should you have any questions about the responses contained herein, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang Zhao
Shuang ZHAO, a Partner

cc:	Cheung Ho Chak Ryan, chief executive officer of the Company, PressLogic Inc.
Anthony N. DeMint, Partner, DeMint Law, PLLC
Tommy Shek, Engagement Partner, TAAD LLP